Exhibit 10.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

THOR INDUSTRIES, INC.

AND

POSTLE ALUMINUM COMPANY, LLC

MAY 1, 2015

MEMBERSHIP INTEREST PURCHASE AGREEMENT

MEMBERSHIP INTEREST PURCHASE AGREEMENT

MEMBERSHIP INTEREST PURCHASE AGREEMENT	2

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (the “Agreement”) is dated as of May 1, 2015, by and among Thor Industries, Inc., a Delaware corporation (the “Buyer”), and Postle Aluminum Company, LLC, a Delaware limited liability company (the “Seller”). The Buyer and the Seller are sometimes respectively referred to as “Party”, and collectively referred to as the “Parties.” Capitalized terms used in this Agreement and not otherwise defined are defined in Section 7.1.

RECITALS

1.        The Seller is the sole owner of Postle Operating, LLC, an entity that extrudes aluminum and distributes aluminum extrusions and steel parts (the “Business”).

2.        The Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, all of the issued and outstanding membership units of the Company (collectively the “Company Interests”) for the consideration set forth below, on the terms and subject to the conditions of this Agreement.

3.        The Seller further agrees to assign to the Buyer certain other rights and interests, including, but not limited to, the rights in the name “Postle” and any other intangible rights owned by the Seller.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, and agreements contained in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

Article 1.      THE TRANSACTION

Section 1.1 Purchase and Sale of Company Interests; Other Actions. On the terms and subject to the conditions of this Agreement, at the Closing (as defined below), the Seller shall sell, transfer, convey, assign, and deliver to the Buyer, and the Buyer shall purchase, acquire, and accept from the Seller, the Company Interests. Immediately prior to the Closing, the Seller shall assign and transfer to the Company: (a) the Employee Non-Competes; (b) all other contracts, rights and other general intangibles owned or held by Seller and used in the Business; and (c) all of the issued and outstanding membership interests of Postle Real Estate, LLC, a Delaware limited liability company (together, the “Assignments”). At the Closing, the Seller shall deliver to the Buyer evidence that the Assignments have been consummated, in form and substance reasonably satisfactory to Buyer.

Section 1.2 Purchase Price. The purchase price to be paid by the Buyer to the Seller by electronic wire to be released prior to 10:00 a.m. on the Closing Date for the Company Interests shall be One Hundred Forty Million Dollars ($140,000,000.00) (the “Closing Purchase Price). The Closing Purchase Price shall be subject to adjustment as set forth in Section 1.4 below (as adjusted, the “Purchase Price”). At Closing, One Hundred Thirty-Five Million Dollars ($135,000,000.00) of the Closing Purchase Price, plus the amount of the Estimated Cash Balance

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(which may be a positive or a negative number) (the “Cash Payment”) shall be paid by the Buyer by wire transfer to the accounts designated by the Seller in Exhibit 1.2 hereof and Five Million Dollars ($5,000,000.00) of the Closing Purchase Price (the “Escrow Amount”) shall be paid by the Buyer to JP Morgan Chase Bank, N.A. (the “Escrow Agent”) to be held pursuant to the provisions of Section 1.5 (the “Escrow”).

Section 1.3 Target Net Assets. The Target Net Assets shall be Forty-Four Million Six Hundred Thirty-Three Thousand Six Hundred Thirty-Five Dollars ($44,633,635.00) (the “Target Net Assets”). Net Assets were, and for the post-closing adjustment shall be, determined and calculated using the practices, policies and methodologies described on the attached Exhibit 1.3. To the extent that Exhibit 1.3 does not address any procedure necessary for the post-closing adjustment, then such procedures shall be determined using the past practices of the Seller provided that such practices are in accordance with GAAP. To the extent that such past practices are not consistent with GAAP, then GAAP shall govern.

Section 1.4 Purchase Price Adjustment; Cash Balance Adjustment.

(a)        The Seller shall deliver to the Buyer the Seller’s good faith estimate of (i) the Net Assets (the “Estimated Net Assets”) on or before April 27, 2015, and (ii) the Actual Cash Balance (the “Estimated Cash Balance”) at least two (2) days prior to the Closing, in each case, as of the Effective Time, along with the Seller’s backup for Estimated Net Assets and Estimated Cash Balance and any additional related materials as the Buyer may reasonably request. The Cash Payment shall be (i) increased dollar-for-dollar by the amount by which the Estimated Net Assets exceeds the Target Net Assets or (ii) decreased dollar-for-dollar by the amount by which the Estimated Net Assets is less than the Target Net Assets.

(b)        As promptly as practicable, but no later than sixty (60) days after the Closing Date, the Seller will cause to be prepared and delivered to the Buyer a certificate (the “Closing Certificate”) setting forth the Seller’s calculation of the Net Assets as of the Effective Time (the “Closing Net Assets”) and the Actual Cash Balance, which, as applicable, shall be prepared in accordance with the practices outlined in Section 1.3. The Closing Certificate shall present fairly in all Material respects the Net Assets of the Company and the Actual Cash Balance as of the Effective Time. The Buyer and the Company will assist the Seller in the preparation of the Closing Certificate and will provide the Seller and the Seller’s independent accountants and other representatives access at all reasonable times to the Company’s personnel and properties, books, and records for such purpose. The Buyer shall have thirty (30) days from the date on which the Closing Certificate is due or delivered to Buyer, whichever is later, to review the certificate (the “Review Period”). The Buyer and its accountants and/or other representatives shall be provided with customary access to the work papers of the Seller and its accountants in connection with such review, subject to the execution of customary confidentiality and other undertakings. If the Buyer disagrees in any respect with any item or amount shown or reflected in the Closing Certificate or with the calculation of the Closing Net Assets and/or the Actual Cash Balance, the Buyer may, on or prior to the last day of the Review Period, deliver a notice to the Seller setting forth, in reasonable detail, each disputed item or amount the (“Disputed Items”) and the basis for the Buyer’s disagreement therewith (the “Dispute Notice”). The Dispute Notice shall set forth, in reasonable detail the Buyer’s position as to the proper Closing Net Assets and Actual

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Cash Balance. If no Dispute Notice is received by the Seller on or prior to the last day of the Review Period, the Closing Certificate shall be deemed accepted by the Buyer, whereupon (i) the Closing Net Assets reflected on the Closing Certificate shall be deemed to be the “Final Net Assets,” (ii) the Actual Cash Balance shall be deemed final, and (iii) the Buyer or the Seller, as the case may be, will pay to the other Party the amounts owing in accordance with Section 1.4(e) hereof. In the event that the Buyer timely delivers a Dispute Notice to the Seller, the Buyer or the Seller, as the case may be, will pay to the other Party any undisputed portion of the amount determined under Section 1.4(b) (the “Undisputed Amount”). Unless otherwise agreed, all Undisputed Amounts shall be paid on the 5th Business Day following the expiration of the Review Period or the 5th Business Day after the Parties agree that any item is an Undisputed Amount, whichever date is later.

(c)        For fourteen (14) days after the Seller’s receipt of a Dispute Notice, if any, the Parties shall endeavor in good faith to resolve by mutual agreement all Disputed Items. In the event that the Parties are unable to resolve by mutual agreement all Disputed Items within such 14-day period, the Buyer and the Seller hereby agree that they shall engage RSM McGladrey LLP or such other firm as the parties may mutually agree upon in writing (the “Independent Accounting Firm”) to resolve the remaining Disputed Items. The Seller and the Buyer shall submit the remaining Disputed Items, together with such arguments as either of them choose to make in support of only the Disputed Items, in writing to the Independent Accounting Firm within twenty (20) days after the Independent Accounting Firm’s engagement or such longer period as mutually agreed to by the Parties.

(d)        The Seller and the Buyer shall use commercially reasonable efforts to cause the Independent Accounting Firm to resolve the remaining Disputed Items based upon the materials submitted to it pursuant to the last sentence of Section 1.4(c) within thirty (30) days following the submission of such materials. The Independent Accounting Firm shall determine, based solely on presentations by the Seller and the Buyer, and not by independent review, only those unresolved issues in dispute specifically set forth in the Dispute Notice and shall render a written report to the Seller and the Buyer (the “Adjustment Report”) in which the Independent Accounting Firm shall, after considering all unresolved matters set forth in the Dispute Notice, determine what adjustments, if any, should be made to the Closing Certificate solely as to the unresolved Disputed Items and shall determine the appropriate Final Net Assets and Actual Cash Balance on that basis. The Adjustment Report shall set forth, in reasonable detail, the Independent Accounting Firm’s determination with respect to each of the remaining Disputed Items or other unresolved amounts specified in the Dispute Notice, and the revisions, if any, to be made to the Closing Certificate and the Closing Net Assets, together with supporting calculations. In resolving any Disputed Item, the Independent Accounting Firm: (i) shall be bound to the principles of this Agreement, including those stated in this Section 1.4, (ii) shall limit its review to unresolved matters specifically set forth in the Dispute Notice, and (iii) shall not assign a value to any item higher than the highest value for such item claimed by either Party or less than the lowest value for such item claimed by either Party. The costs and fees related to such determination by the Independent Accounting Firm, including the costs relating to any negotiations with the Independent Accounting Firm with respect to the terms and conditions of such

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Independent Accounting Firm’s engagement, will be paid by the Buyer and the Seller on an inversely proportional basis, based upon the relative portions of the Disputed Items that have been submitted to the Independent Accounting Firm for resolution that ultimately are awarded in favor of the Buyer and the Seller (e.g., if $100,000 is in dispute, and of that amount the Independent Accounting Firm awards $75,000 in favor of the Buyer and $25,000 in favor of the Seller, then the Buyer will be responsible for 25%, and the Seller 75%, of the costs and fees), which proportionate allocation will also be determined by the Independent Accounting Firm and be included in the Adjustment Report. The Adjustment Report, absent fraud, shall be final and binding upon the Buyer and the Seller, shall be deemed a final arbitration award that is binding on each of the Buyer and the Seller, and no Party shall seek further recourse to courts, other tribunals or otherwise, other than to enforce to the Adjustment Report. Judgment may be entered to enforce the Adjustment Report in any court of competent jurisdiction.

(e)        Effective upon the end of the Review Period (if a timely Dispute Notice is not delivered), or upon the resolution of all Disputed Items by mutual agreement of the Parties or by the issuance of the Adjustment Report (if a timely Dispute Notice is delivered):

(i)        the Closing Purchase Price shall be (A) increased dollar-for-dollar by the amount by which the Final Net Assets exceeds the Estimated Net Assets or (B) decreased dollar-for-dollar by the amount by which the Final Net Assets is less than the Estimated Net Assets.

(ii)        The Buyer shall be obligated to pay the Seller the amount by which the Actual Cash Balance exceeds the Estimated Cash Balance or the Seller shall be obligated to pay the Buyer the amount by which the Actual Cash Balance is less than the Estimated Cash Balance.

(iii)        Any payment due as a result of an adjustment to the Closing Purchase Price or the Actual Cash Balance pursuant to this Section 1.4 shall be paid by the Buyer or the Seller, as the case may be, as follows:

(A)        if a timely Dispute Notice is not delivered, on the fifth (5th) Business Day following the end of the Review Period, or

(B)        if a timely Dispute Notice is delivered, (1) with respect to Undisputed Amounts paid pursuant to the last sentence of Section 1.4(b), on the fifth (5th) Business Day following the delivery of a Dispute Notice to the Seller, and (2) on the fifth (5th) Business Day following the resolution of all Disputed Items by mutual agreement of the Parties or on the fifth (5th) Business Day following the date on which the Adjustment Report has been received by the Seller and the Buyer less any payment made by the Buyer or the Seller, as the case may be, as described in (1) under this Section 1.4(e)(iii)(B).

Any such payments shall be made by wire transfer of immediately available funds to an account or accounts designated by the Buyer or the Seller, as the case may be, at least two (2) Business Days prior to the applicable payment date. Any amounts payable by Seller under this Section 1.4 shall not be paid from the Escrow.

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(f)        Immediately following the Closing, the Company shall commence a complete physical identification of its inventory and count thereof as of the Closing. The Seller and the Buyer, and each of their respective representatives and accountants, shall be entitled (i) to have unrestricted access to observe, and make inquiries with regard to, the foregoing inventory count, and (ii) to test and sample such inventory during the course of such inventory count. Any disagreement between the Parties with respect to the inventory count, but not the value of such inventory, shall be resolved at the time of the inventory count, subject to the ability of the Seller to provide an inventory count listing as of the end of the inventory count procedures on that date. This inventory count will be utilized by the Parties in the determination of the Closing Net Assets. The Buyer and the Seller agree to use their commercially reasonable efforts to adjust any inventory count that is, or appears to be, incorrect based on a review of the inventory compilation prepared by the Company utilizing the counts from the inventory count procedures. Such count shall not prejudice any Party’s ability to set, dispute or adjust the value of such inventory in connection with the calculation of the Final Net Assets.

Section 1.5 Escrow. Prior to 10:00 a.m. on the Closing Date, the Buyer shall deliver by electronic wire in an amount equal to the Escrow Amount to the Escrow Agent for deposit into an escrow account (the “Escrow Account”) established pursuant to the terms of an escrow agreement in the form attached to this Agreement as Exhibit 1.5 among the Buyer, the Seller, and the Escrow Agent (the “Escrow Agreement”). The Escrow Amount shall be held in an interest-bearing account pursuant to the Escrow Agreement and, together with all income earned thereon, will serve as security to satisfy claims for indemnity pursuant to Article 4 and any other obligations of the Seller allowable under this Agreement. The Escrow Amount shall be disbursed in accordance with the Escrow Agreement.

Section 1.6 The Closing.

(a)        The closing of the purchase and sale of the Company Interests contemplated herein (the “Closing”) shall take place at Thor Industries, Inc., 601 East Beardsley, Elkhart, IN, on May 1, 2015, or at such place or other date as the Parties may mutually agree in writing (the “Closing Date”). The Closing shall be deemed effective as of 12:01 a.m. on the Closing Date (the “Effective Time”).

(b)        At the Closing:

(i)        the Seller shall deliver (or cause to be delivered) to the Buyer the various certificates, instruments, agreements, and documents required to be delivered by the Seller pursuant to this Agreement;

(ii)        the Buyer shall deliver (or cause to be delivered) to the Seller the various certificates, instruments, agreements, and documents required to be delivered by the Buyer pursuant to this Agreement;

(iii)        the Seller shall deliver (or shall cause to be delivered) to the Buyer the minute books, ledgers and registers, corporate seals, and other similar corporate records of the Company; and

(iv)        the Buyer shall deliver the Cash Payment and the Escrow Amount as specified in Section 1.2.

Section 1.7 [Intentionally Omitted].

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Article 2.       REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer as follows:

Section 2.1 Organization, Qualification, and Limited Liability Company Power.

(a)        The Seller and the Company are limited liability companies duly organized, validly existing and in good standing under the laws of the State of Delaware, and they are duly qualified to conduct business in the jurisdictions set forth on Section 2.1(a) of the Disclosure Schedule. Each of the Seller and the Company have all requisite limited liability company power and authority to carry on the business in which it is now engaged and to own and/or lease and use the properties now owned and/or leased and used by it.

(b)        The Seller has made available to the Buyer correct and complete copies of the Organizational Documents of the Seller and the Company (as amended to date) and has made available to the Buyer the minute books and membership interest records of the Company.

Section 2.2 Capitalization and Ownership.

(a)        The Seller owns all of the issued and outstanding Membership Interests of the Company, which Membership Interests constitute the Company Interests.

(b)        All of the Company Interests are duly authorized, validly issued and fully paid, Membership Interests of the Company. There are no outstanding or authorized securities convertible into, exchangeable for, or carrying the right to acquire equity securities of the Company or any subscriptions, warrants, options, rights (including preemptive rights), or other arrangements or commitments obligating the Company to issue or dispose of any of its securities or any ownership interest therein. The Seller holds of record and owns beneficially all of the Company Interests, free and clear of any Taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, charges, claims, pledges, voting trusts, voting agreements, proxies, security holder or similar agreements, encumbrances, or restrictions on transfer (other than applicable securities law restrictions) (“Ownership Encumbrances”), other than those restrictions on transfers, if any, contained in the Company’s Organizational Documents and set forth on Section 2.2(b) of the Disclosure Schedule. The consummation of the transactions contemplated hereby will not cause any Encumbrance to be created or suffered upon the Company Interests, other than Ownership Encumbrances created or suffered by the Buyer.

Section 2.3 Authority. The Seller has all requisite limited liability company power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement and such other agreements and instruments contemplated hereby have been, or will be on the Closing Date, duly and validly executed and delivered by the Seller and constitute (or will constitute on the Closing Date), assuming the due authorization, execution, and delivery by the other parties thereto, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except that such enforcement may be subject to or limited by (a) the effect of applicable bankruptcy, insolvency, reorganization, moratorium, and similar Legal Requirements related to or affecting the rights of

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creditors generally, and (b) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding of law or in equity).

Section 2.4 Non-contravention; Consents and Approvals.

(a)        Except as set forth in Section 2.4 of the Disclosure Schedule or in the case of (ii) and (v) of this Section 2.4(a), any conflict, Breach, default, right, requirement or violation which would not, individually or in the aggregate, be Material to the Company, neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated hereby, will (i) conflict with or violate any provision of the Organizational Documents of the Company, (ii) conflict with, result in a Breach of, constitute (with or without due notice or lapse of time) a default under, result in the loss of benefit under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent, or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Encumbrance (as hereinafter defined), or other arrangement to which any of the Seller or the Company is a party or by which the Seller or the Company is bound or to which any of their respective assets is subject, (iii) result in the imposition of any Encumbrance upon the Company Interests, (iv) result in the imposition of any Encumbrance upon any assets of the Company, or (v) assuming the filings, registrations, notifications, authorizations, consents, and approvals referred to in Section 2.4(b) hereof have been obtained or made, as the case may be, violate any Legal Requirement applicable to any of the Seller or the Company.

(b)        No filing or registration with, notification to, or authorization, consent, or approval of any Governmental Authority is required in connection with the execution and delivery of this Agreement by the Seller or the performance by the Seller of its obligations hereunder, except (i) compliance with any applicable filing requirements of the Hart-Scott-Rodino Antitrust Improvement Act (the “HSR Act”), (ii) those that become applicable as a result of matters specifically related to the Buyer or its Affiliates, or (iii) such other consents, approvals, orders, authorizations, notifications, registrations, declarations, and filings, the failure of which to be obtained or made would not have a Material Adverse Effect.

Section 2.5 Equity Investments. Except as set forth on Section 2.5 of the Disclosure Schedule, the Company does not control, directly or indirectly, or have any direct or indirect equity ownership or participation in, any other Person.

Section 2.6 Financial Statements. The Seller has delivered to the Buyer true, complete and correct copies of (i) Seller’s audited balance sheet for the year ended December 31, 2014 (the “December 31, 2014 Balance Sheet”) and the related audited statements of income and cash flows for the year then ended, including any notes thereto (the “Annual Income Statement” and together with the December 31, 2014 Balance Sheet, the “Annual Financial Statements”), and (ii) the Seller’s internally-prepared balance sheet and statement of income for the three (3) months ended as of March 31, 2015 (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements are true, complete, and correct in all Material respects as of the respective dates and for the respective periods stated above, fairly present the properties, assets, liabilities, financial

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condition, net worth and results of operations of the Seller and the Company, and except for the absence of notes with respect to the Interim Financial Statements, have been prepared pursuant to and in accordance with GAAP applied on a consistent basis.

Section 2.7 Tangible Property. Except as set forth on Section 2.7-1 of the Disclosure Schedule, the Company owns or leases all buildings, plants, structures, machines, equipment, and other tangible property reflected on the December 31, 2014 Balance Sheet or otherwise used by the Company in the conduct of the Business as presently conducted (other than property sold, consumed, or otherwise disposed of in the Ordinary Course of Business since the date of the December 31, 2014 Balance Sheet) (the “Tangible Property”), free and clear of all Encumbrances, except for Encumbrances listed on Section 2.7-2 of the Disclosure Schedule.

Section 2.8 Condition of Tangible Property. Except as would not be Material to the Company or the Business, the Tangible Property is (a) in operating condition and repair and free from Material defects (ordinary wear and tear excepted), and (b) adequate for the uses to which the Tangible Property is being used at Closing. None of the Tangible Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs or repairs that would not be Material to the Company or the Business. Prior to Closing, the Seller and/or the Company completed all ordinary, routine maintenance and repairs in accordance with the Company’s historical maintenance schedule. The Tangible Property is sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted by the Company prior to the Closing.

Section 2.9 Absence of Material Adverse Changes, Etc. From the date of the December 31, 2014 Balance Sheet until the date hereof, there have not been any events that have resulted in or could reasonably be expected to result in a Material Adverse Effect.

Section 2.10 No Undisclosed Liabilities. Except as set forth in Section 2.10 of the Disclosure Schedule, the Company does not have any liability, contingent or otherwise, of the type or nature that would be required to be disclosed on a balance sheet or in footnotes related to a balance sheet prepared in accordance with GAAP except for (a) liabilities shown on the December 31, 2014 Balance Sheet, (b) liabilities of the type reflected on the December 31, 2014 Balance Sheet which have arisen since the date of the December 31, 2014 Balance Sheet in the Ordinary Course of Business, or (c) contractual liabilities (other than liabilities arising as a result of a default thereunder) incurred in the Ordinary Course of Business.

Section 2.11 Tax Matters.

(a)        For purposes of this Agreement, “Taxes” (including with correlative meaning “Tax”) shall mean: (i) any and all taxes, and any and all other charges, fees, levies, duties, deficiencies, customs, or other similar assessments or liabilities in the nature of a tax, including without limitation any income, gross receipts, ad valorem, net worth, premium, value-added, alternative or add-on minimum, excise, severance, stamp, occupation, windfall profits, real property, personal property, assets, sales, use, capital stock, capital gains, documentary, recapture, transfer, transfer gains, estimated, withholding, employment, unemployment insurance, unemployment compensation, social security, business license, business organization, environmental, payroll, profits, license, lease, service, service use, gains, franchise, and other taxes imposed by any Governmental Authority; (ii) any interest, fines, penalties, assessments, or additions

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resulting from, attributable to, or incurred in connection with any items described in this paragraph or any contest or dispute thereof; and (iii) any items described in this Section 2.11(a) that are attributable to another Person but that the Company is liable to pay by Legal Requirement or contract the substance of which includes the allocation of Taxes. For purposes of this Agreement, “Tax Returns” means any and all reports, returns, declarations, statements, forms, or other information supplied to a Taxing Authority (as defined below). For purposes of this Agreement, “Taxing Authority” means any applicable Governmental Authority responsible for the imposition of Taxes.

(b)        Each of the Company and the Seller has always filed federal and state income tax returns as a partnership or has been disregarded as a separate entity and has never filed an election to be characterized as a corporation for federal tax purposes.

(c)        For all open periods under the applicable statute of limitations, the Seller and Company have timely filed all Tax Returns of the type and in the jurisdictions identified in Schedule 2.11(c) of the Disclosure Schedule. Except as set forth on Section 2.11(c) of the Disclosure Schedule, all such Tax Returns were correct and complete in all Material respects and were prepared in substantial compliance with all applicable Legal Requirements and all Taxes shown to be due and owing by the Seller and/or the Company on any such Tax Return have been paid timely. There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Tax Returns that have been given by or on behalf of the Seller and/or the Company. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Seller and/or the Company.

(d)        Except as disclosed on Schedule 2.11(d) of the Disclosure Schedule, no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Seller and/or the Company. The Seller and/or the Company has not received from any Taxing Authority (including in jurisdictions where the Seller and/or the Company has not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against the Seller and/or the Company. Section 2.11(d) of the Disclosure Schedule lists all federal, state, local, and foreign income and other Material Tax Returns filed with respect to the Seller and/or the Company for all open taxable periods and indicates those Tax Returns that have been audited and/or those Tax Returns that currently are the subject of audit. The Seller has delivered to Buyer correct and complete copies of all federal, foreign, and state income and other Material Tax Returns filed by the Seller and/or the Company, and examination reports and statements of deficiencies assessed against, agreed to or received by the Seller and/or the Company, for all open taxable periods.

(e)        The Company does not have Liability for the Taxes of any Person (other than the Company) under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor or by contract the substance of which includes the allocation of Taxes.

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(f)        No claim has been made in writing or question or inquiry made by a taxing authority in a jurisdiction where the Company does not file Tax Returns to the effect that the Company is or may be subject to taxation by that jurisdiction.

(g)        The Company has not been a member of an affiliated, consolidated, combined, or unitary group for Tax purposes, or made any election or participated in any arrangement whereby, in each case, any Tax liability or any Tax asset of the Company was determined or taken into account for Tax Purposes with reference to or in conjunction with any Tax liability or Tax asset of any other person.

(h)        The Company is not a party to any tax sharing agreement, and the Company is not currently under any obligation to pay any amounts as a result of having been a party to such an agreement, regardless of whether such tax is imposed on the Company.

(i)        The Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under applicable Tax related Legal Requirements.

(j)        The Company has disclosed on its federal income Tax Return all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(k)        The Company has not participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

(l)        The Company has never had a permanent establishment in any non-U.S. country that has in effect a tax treaty with the United States or engaged in a trade or business in any other non-U.S. country that subjected it to Tax in such country.

(m)        All individuals working for the Company have been properly classified as employees or independent contractors.

(n)        The Company maintains on file such reseller sales tax certificates as are required by Legal Requirements to be maintained for customers for which sales tax was not collected.

(o)        The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)        change in method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Code Section 481(a);

(ii)        “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii)        installment sale or open transaction disposition made on or prior to the Closing Date;

(iv)        prepaid amount received on or prior to the Closing Date; or

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(v)        except as set forth on Section 2.11(o)(v) of the Disclosure Schedule, discharge of indebtedness income pursuant to Code Section 108(i).

Section 2.12 Intellectual Property.

(a)        Section 2.12(a) of the Disclosure Schedule contains a correct and complete list of all patents, patent applications, registered marks, unregistered marks, trade names, and registered copyrights that are owned (pursuant to license agreements or otherwise) by the Company.

(b)        Except as set forth in Section 2.12(b) of the Disclosure Schedule, the Company (i) owns and possesses all right, title, and interest, free and clear of all Encumbrances, to all patents, registered marks, and copyrights owned by it and set forth on Schedule 2.12(a) of the Disclosure Schedules, or (ii) has a valid and enforceable license to use all patents, registered marks, copyrights, and software used by it (the “Company Intellectual Property”).

(c)        To the knowledge of Seller, the operation of the Business as currently conducted does not infringe, misappropriate, or otherwise conflict with any intellectual property rights of any third party and no third party has infringed, misappropriated, or otherwise conflicted with any of the Company Intellectual Property.

Section 2.13 Contracts; No Defaults.

(a)        Schedule 2.13(a) of the Disclosure Schedules identifies each of the following Contracts to which the Company or the Seller (that relates to the Business) is a party: (i) the performance of services or delivery of goods or materials by Company, including for the sale of inventory at committed quantities or at committed prices, the performance of which involves consideration in excess of $100,000, other than purchase orders received in the Ordinary Course of Business; (ii) the performance of services or delivery of goods or materials to Company, including any purchase at a committed quantity or at a committed price, the performance of which involves consideration in excess of $100,000, other than purchase orders issued in the Ordinary Course of Business; (iii) for borrowed money, other than trade debt incurred by Company in the Ordinary Course of Business; (iv) the lease, license, installment, and conditional sales affecting the ownership of, leasing of, title to, or use of any personal property with annual payments in excess of $100,000; (v) licensing with respect to Company Intellectual Property to which Company is a party other than commercially available software; (vi) joint venture or partnership or other similar arrangement involving a sharing of profits, losses, costs, or liabilities by Company with any other Person; (vii) capital expenditures in excess of $100,000; (viii) guaranty with respect to performance of any other Person by Company; (ix) profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of the current or former directors, officers, and employees of the Company; (x) collective bargaining agreements; (xi) for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $75,000 or providing severance benefits; (xii) under which Company has advanced or loaned any amount to its directors, officers, and employees; (xiii) the subject matter of which is confidentiality or non-competition except that which may be implied by law, including

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the Employee Non-Competes; (xiv) any lease agreements with respect to real property, including with respect to the Leased Real Property; (xv) other agreement that is not in the Ordinary Course of the operations of the Company that involves any transaction greater than $25,000 in value; (xvi) the Employee Non-Competes; and (xvii) each amendment in respect of any of the foregoing.

(b)        Except as set forth in Schedule 2.13(b) of the Disclosure Schedules, each Contract identified or required to be identified in Section 2.13(a) of the Disclosure Schedule (i) is legal, valid, binding, in full force and effect and valid and enforceable against Company as a party thereto and, to Seller’s Knowledge, the other parties thereto, in accordance with its terms, except to the extent that the lack of validity or enforceability would not be Material to the Company or the Business, and (ii) the consummation of the transactions contemplated in this Agreement will not cause the failure of such Contract to be legal, valid, binding, in full force and effect, and enforceable on identical terms following the consummation of the transactions. The Seller has made available to the Buyer a correct and complete copy of each written Contract identified in Section 2.13(a) of the Disclosure Schedule.

(c)        Except as set forth in Section 2.13(c) of the Disclosure Schedule (i) each of the Seller and the Company is in compliance in all Material respects with each Contract identified in Section 2.13(a) of the Disclosure Schedule under which Company or the Seller has or had any obligation or liability or by which Company or the Seller is bound and (ii) to the Company’s or the Seller’s Knowledge, each other Person that has any obligation or liability under any Contract identified in Section 2.13(a) of the Disclosure Schedule under which the Seller or the Company has any rights is in compliance in all Material respects with such Contract.

Section 2.14 Proceedings. Except as set forth on Section 2.14 of the Disclosure Schedule, there is no (a) unsatisfied or unpaid judgment, order, or decree applicable to the Company, (b) outstanding injunction or stipulation applicable to the Company, or (c) action, suit, proceeding, claim, demand, hearing, indictment, or investigation (each, a “Proceeding”) pending in which the Company is a party or, to the Seller’s or the Company’s Knowledge, threatened, by, against, or involving the Company or any of the assets owned or used by the Company.

Section 2.15 Labor and Employment Matters.

(a)        The Company is not a party to or bound by any collective bargaining agreement or other labor contract. At no time during the last five (5) years preceding the Closing Date has the Company experienced any strikes, picketing, work stoppage, concerted refusal to work overtime, or other similar labor activity. At no time during the five (5) years preceding the Closing Date has the Company experienced any claims of unfair labor practices or other collective bargaining disputes. The Seller has no Knowledge of any organizational effort being made or threatened at any time during the five (5) years preceding the Closing Date by or on behalf of any labor union with respect to employees of the Company. The Company has complied with all provisions of applicable Legal Requirements pertaining to the employment of employees, including without limitation, all laws relating to labor relations, equal employment, fair employment practices, entitlements, prohibited discrimination, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq. (“WARN”)

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and comparable state and local laws or regulations relating to or arising out of the layoff or termination of employment by the Company, except where the failure to so comply that would not be Material to the Company or the Business.

(b)        Section 2.15(b) of the Disclosure Schedule sets forth a true and complete list of the employees of the Company (identified by number only), along with the position and annual base compensation of each such employee, and any applicable incentive or bonus program applicable to such employee.

Section 2.16 Employee Benefits.

(a)        Section 2.16(a) of the Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans (as defined below) maintained, or contributed to, by the Company or any ERISA Affiliate for the benefit of employees of the Company (and their beneficiaries) (the “Company Plans”). For purposes of this Agreement, “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other employee benefit, program, or plan, (other than statutory or Tax-based programs such as workers’ compensation or social security) including disability benefits, deferred compensation, stock options, stock purchase, phantom stock, stock appreciation, or post-retirement compensation. For purposes of this Agreement, “ERISA Affiliate” means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the Company. Complete and accurate copies of all Company Plans, the most recent determination letters received from the Internal Revenue Service (if any), the last two (2) filed Forms 5500 Annual Report and all schedules thereto, all related trust agreements, insurance contracts, and summary plan descriptions, and written summaries of all unwritten Company Plans have been made available to the Buyer. Each Company Plan is and has been administered, in all Material respects, in substantial compliance with its terms and the Company has met its obligations with respect to such Company Plan.

(b)        There are no pending or threatened audits or investigations by any Governmental Authority involving any Company Plan, and no pending or threatened termination proceedings or other claims (except claims for benefits payable in the Ordinary Course of Business and Proceedings with respect to qualified domestic relations orders), or other Proceedings against or involving any Company Plan, any fiduciary thereof or service provider thereto, or asserting any rights or claims to benefits under any Company Plan.

(c)        The Company Plans that are required to be qualified under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service to the effect that such Company Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code.

(d)        No “accumulated funding deficiency” (as defined in Section 412 of the Code) has occurred with respect to any Employee Benefit Plan contributed to, or

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maintained by, the Company or any ERISA Affiliate that is subject to Section 412 of the Code or Title IV of ERISA.

(e)        Section 2.16(e) of the Disclosure Schedule lists each “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which the Company contributes or is obligated to contribute (the “Multiemployer Plans”). Neither the Company nor any ERISA Affiliate has withdrawn from any Multiemployer Plan in a complete or partial withdrawal so as to cause any liability to the Company.

Section 2.17 Environmental Matters.

(a)        For purposes of this Agreement, the following terms have the meanings provided below:

(i)        “CERCLA” means the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

(ii)        “Environment” means soil, land surface, or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

(iii)        “Environmental Law” means any and all Legal Requirements of any Governmental Authority regulating or imposing standards of liability or standards of conduct concerning air, water, solid waste, hazardous waste, Materials of Environmental Concern, worker and community right-to-know, hazard communication, noise, radioactive material, resource protection, health protection, and similar environmental health and safety concerns (including, without limitation, the Clean Water Act, the Toxic Substances Control Act, the Clean Air Act, CERCLA, the Resource Conservation and Recovery Act, the Solid Waste Disposal Act, the Occupational Safety and Health Act, and any and all rules, regulations, common law, orders, or directives pertaining to (A) treatment, storage, disposal, or generation of Materials of Environmental Concern (as defined below); (B) air, water, and noise pollution; (C) groundwater and soil contamination; (D) the Release (as defined below) or threatened Release into the Environment of Materials of Environmental Concern, including without limitation emissions, discharges, injections, spills, escapes, or dumping of Materials of Environmental Concern; and (E) underground and other storage tanks or vessels.

(iv)        “Environmental Matters” means any legal obligation or liability arising under Environmental Law or common law with respect to the Environment or Materials of Environmental Concern.

(v)        “Materials of Environmental Concern” means any hazardous substance, pollutant or contaminant (including any admixture or solution thereof), oil, petroleum, and petroleum products.

(vi)        “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

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(b)        Except as described or identified in Section 2.17(b) of the Disclosure Schedule or as would not be Material to the Company or the Business:

(i)        the operations of the Company are in compliance with all applicable Environmental Laws;

(ii)        there is no pending or, to the Seller’s or the Company’s knowledge, threatened, civil or criminal litigation, written notice of violation, currently effective order, formal administrative proceeding, investigation, or information request relating to any Environmental Matters involving the Company, or any property currently or formerly used for its operations, including the Leased Real Property;

(iii)        the Company has obtained, and is in compliance with, those Permits, licenses, and approvals required under applicable Environmental Law to operate the Business as currently and, to the Seller’s and the Company’s knowledge, historically, operated by the Company;

(iv)        except those Materials of Environmental Concern that are used by the Company to operate the Business in the Ordinary Course of Business, the Company has not caused Materials of Environmental Concern to be present on or in the Environment at the Leased Real Property in violation of any applicable Environmental Law;

(v)        to the Company’s and the Seller’s Knowledge, except those Materials of Environmental Concern that are used by the Company to operate the Business in the Ordinary Course of Business, the Company has not caused Materials of Environmental Concern to be present on or in the Environment at the real property formerly owned or leased by the Company in violation of any applicable Environmental Law;

(vi)        there has been no Release of any Materials of Environmental Concern at or from any current Leased Real Property while the Company has occupied such Leased Real Property that under Environmental Law (A) could reasonably be expected to impose a liability for removal, remediation, or other clean-up or (B) could be reasonably be expected to result in the imposition of a lien on the Leased Real Property or assets of the Company;

(vii)        to the Company’s and the Seller’s Knowledge, there has been no Release of any Materials of Environmental Concern at or from any real property formerly owned or leased by the Company in violation of any applicable Environmental Law; and

(viii)        to the Seller’s knowledge there are no underground storage tanks located on, nor have any underground storage tanks been removed by the Company from any Leased Real Property or any real property formerly owned or leased by the Company.

(c)        Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 2.17 are the sole and exclusive representations made in this Agreement by the Seller with respect to Environmental Laws, Environmental Matters, and Materials of Environmental Concern.

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Section 2.18 Legal Compliance. Except as set forth in Section 2.18 of the Disclosure Schedule, the Company is, and at all times during the five (5) years preceding the Closing Date has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets except where the failure to so comply would not be Material to the Company or the Business.

Section 2.19 Permits. Each permit, license, franchise, or authorization issued by any Governmental Authority and used by the Company in the conduct of its business or operations as presently conducted (collectively, the “Permits”) is listed in Section 2.19-1 of the Disclosure Schedule, except for those Permits for which the failure to have would not be Material to the Company or the Business. To the Seller’s Knowledge, except as set forth on Section 2.19-2 of the Disclosure Schedule, no Permit will be revoked or terminated prior to its normal expiration date or not renewed solely as a result of the consummation of the transactions contemplated by this Agreement.

Section 2.20 Insurance. Section 2.20 of the Disclosure Schedule lists Material policies of insurance insuring the Business or the Company’s assets maintained by or for the benefit of the Company. The Seller represents that all such policies shall remain in full force and effect through May 1, 2015.

Section 2.21 Customers and Suppliers.

(a)        Section 2.21(a) of the Disclosure Schedule identifies the twenty (20) largest customers of the Business, based on revenue for the year ended December 31, 2013 and the twenty (20) largest customers for the year ended December 31, 2014.

(b)        Section 2.21(b) of the Disclosure Schedule identifies the twenty (20) largest suppliers of the Business, based on expenses for the year ended December 31, 2013 and the twenty (20) largest suppliers for the year ended December 31, 2014.

(c)        No customer identified in Section 2.21(a) of the Disclosure Schedule and no supplier identified in Section 2.21(b) of the Disclosure Schedule has provided written notice to the Company of such customer’s or supplier’s intent to terminate its relationship with the Company.

Section 2.22 Brokers’ Fees. Except as set forth on Section 2.22 of the Disclosure Schedule, none of the Seller, the Company, nor any of their respective Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

Section 2.23 Book and Records; Bank Accounts. The books of account and other financial records of the Company, all of which have been made available to the Buyer, are complete and correct in all Material respects and represent actual, bona fide transactions. The organizational book of the Company, which has been made available to the Buyer, contains the current Organizational Documents and accurate and substantially complete records of all meetings held of, and limited liability action taken by, any member, the board of directors, and committees of the board of directors of the Company. At the Closing, all of those books and records will be in the possession of the Company. Section 2.23 of the Disclosure Schedule lists the names, account numbers, and locations of all banks and other financial institutions of which the Company has any accounts or safe deposit boxes, and the names of all Persons authorized to draft or have access to any such accounts.

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Section 2.24 Certain Business Relationships with the Company. Except as set forth on Section 2.24 of the Disclosure Schedule, none of the Seller nor any of their Affiliates, has been involved in any business arrangement or relationship with the Company within the two (2) years preceding the Closing Date and none of the Seller or any of its Affiliates owns any asset, tangible or intangible, that is used in the business of the Company.

Section 2.25 Recalls and Defects. Except for ordinary course warranty claims (for which a reserve is established), there are no defects that, in the aggregate, whether known or unknown, existing in any extrusions or parts manufactured by the Company (or any of its subsidiaries or Affiliates) or any predecessor entity for which the Company has liability upon which any valid legal claim may be made against the Buyer and/or the Company after Closing and which would be Material to the Company or the Business.

Section 2.26 Legal Employees. All employees are employed by the Company in accordance with applicable Legal Requirements, except where the failure to so comply would not be Material to the Company or the Business, and there are no outstanding or unresolved violations of any applicable immigration laws by the Company other than those which would not be Material to the Company or the Business.

Section 2.27 Leased Equipment. All equipment for which the Company shall maintain responsibility for continuing capital lease payments following the Closing is currently in the possession of the Company and, except as set forth on Section 2.4 of the Disclosure Schedule, the Company’s right to maintain possession of such equipment shall be unaffected by the Closing.

Section 2.28 Indebtedness. Except as set forth on Section 2.13 of the Disclosure Schedule, the Company does not have any indebtedness for borrowed money, including capital lease obligations. All of the indebtedness described in Item 1 of Section 2.13(a)(iii) of the Disclosure Schedule will be paid in full in connection with the Closing.

Section 2.29 No Change in Control Payments. Except as set forth on Section 6.3(e) of the Disclosure Schedule, following the Closing, the Company shall not be liable to any Person for any payments that may become due and payable by the Company as a result of the Closing or the transactions contemplated by this Agreement.

Article 3.      REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller as follows:

Section 3.1 Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

Section 3.2 Authorization of Transaction. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery, and performance of this Agreement and the other agreements and instruments to be executed by the Buyer in connection herewith, and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer. This Agreement and such other agreements and instruments contemplated hereby have been, or will be on the Closing Date, duly and validly executed and delivered by the Buyer and constitute (or will constitute on the Closing Date), assuming the due authorization, execution, and delivery by the other parties

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thereto, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except that such enforcement may be subject to or limited by (a) the effect of the applicable bankruptcy, reorganization, moratorium, and similar Legal Requirements related to or affecting the rights of creditors generally, and (b) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding of law or in equity).

Section 3.3 Noncontravention.

(a)        Neither the execution and delivery of this Agreement by the Buyer, nor the consummation by the Buyer of the transactions contemplated hereby, will (i) conflict with or violate any provision of the Organizational Documents of the Buyer, (ii) conflict with, result in Breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice, consent, or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Encumbrance, or other arrangement to which the Buyer is a party or by which the Buyer is bound or to which any of its assets are subject, or (iii) assuming that the filings, registrations, notifications, authorizations, consents, and approvals referred to in Section 2.4(b) hereof have been obtained or made, as the case may be, violate any Legal Requirement applicable to the Buyer or any of its properties or assets, except in the case of clause (ii), any conflict, Breach, default, right, requirement, or violation which would not have a material adverse effect on the financial condition or results of operations of the Buyer or on the ability of the Buyer to consummate the transactions contemplated by this Agreement (a “Buyer Material Adverse Effect”).

(b)        No filing or registration with, notification to, or authorization, consent, or approval of, any Governmental Authority is required in connection with the execution and delivery of this Agreement or the performance by the Buyer of its obligations hereunder, except (i) compliance with any applicable filing requirements of the HSR Act, or (ii) such other consents, approvals, orders, authorizations, notifications, registrations, declarations, and filings, the failure of which to be obtained or made would not have a Buyer Material Adverse Effect.

Section 3.4 Broker’s Fees. Neither the Buyer nor any of its Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement

Section 3.5 Litigation. There are no Proceedings pending against, or, to the Buyer’s Knowledge, threatened against, the Buyer which would reasonably be expected to have a Buyer Material Adverse Effect.

Section 3.6 Investment Intent. The Buyer is acquiring the Company Interests for investment for its own account and not with a view to the distribution of any part thereof. The Buyer acknowledges that the Company Interests have not been registered under the Legal Requirements of any jurisdiction.

Section 3.7 Solvency. On the Closing Date, the Buyer will have the financial resources to pay the Closing Purchase Price on the terms contained in this Agreement. Following the Closing, the assets of the Buyer will exceed the total amount of its liabilities, the Buyer will be able to pay

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its debts in the ordinary course of business as they mature, and the Buyer will have sufficient capital resources to carry on its business and the business of the Company and to fulfill all of its obligations hereunder, including any Payments required under Section 1.4 hereof.

Article 4.      INDEMNIFICATION

Section 4.1 Indemnification by the Seller. On the terms and subject to the conditions, qualifications and limitations of this Article 4, from and after the Closing Date, the Seller shall indemnify the Buyer, the Company, and their Affiliates (the “Buyer Indemnified Persons”) in respect of, and hold the Buyer Indemnified Persons harmless against, any and all liabilities, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses, costs, and expenses (including without limitation reasonable attorneys’ fees and expenses), but excluding any indirect, punitive or special damages (collectively, “Damages”), incurred or suffered by a Buyer Indemnified Person related to, resulting from, or attributable to: (a) any (i) Breach of any representation or warranty of the Seller contained in this Agreement or (ii) Breach of any covenant or agreement of the Seller contained in this Agreement; (b) any failure of any of the Seller to have good title to the issued and outstanding Company Interests free and clear of any Encumbrance; (c) any and all known claims for which an adequate reserve (as determined by Exhibit 1.3 and, if not covered by Exhibit 1.3, then by GAAP) does not exist; or (d) resulting from any claim for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made or alleged to have been made with any of the Seller or the Company (or any person or entity acting on their behalf) in connection with any of the transactions contemplated by this Agreement.

Section 4.2 Indemnification by the Buyer. On the terms and subject to the conditions, qualifications and limitations of this Article 4, from and after the Closing, the Buyer shall indemnify the Seller in respect of, and hold the Seller harmless against, any and all Damages incurred or suffered by any of the Seller or any Affiliate thereof related to, resulting from, or attributable to: (a) any (i) Breach of any representation or warranty of the Buyer contained in this Agreement or (ii) Breach of any covenant or agreement of the Buyer contained in this Agreement; or (b) any claim for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made or alleged to have been made with the Buyer in connection with any of the transactions contemplated by this Agreement.

Section 4.3 Claims for Indemnification.

(a)        All claims for indemnification made under this Article 4 resulting from a third-party claim against an Indemnified Party (as defined below) shall be made in accordance with the following procedures. A Person entitled to indemnification under this Article 4 (an “Indemnified Party”) shall give prompt written notification to the Person from whom indemnification is sought (the “Indemnifying Party”) of the commencement of any action, suit, or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the potential assertion of any such claim by a third party (collectively, an “Action”). Within thirty (30) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of the Action with counsel selected by the Indemnifying Party. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The Party not controlling such defense of an Action may participate in such Action at its own expense. The Party

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controlling such defense shall keep the other Party advised of the status of such Action, and the defense thereof and shall consider recommendations made by the other Party with respect thereto. Neither the Indemnifying Party nor the Indemnified Party, as the case may be, shall agree to any settlement of such Action without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

(b)        An Indemnified Party wishing to assert a claim for indemnification under this Article 4 that is not subject to Section 4.3(a) shall deliver to the Indemnifying Party a prompt written notice (a “Claim Notice”) which contains (i) a description and the amount (the “Claimed Amount”) of any Damages incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article 4 and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages. Within sixty (60) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), or (ii) contest that the Indemnified Party is entitled to receive the Claimed Amount in whole or in part. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within sixty (60) days following the delivery by the Indemnifying Party of such response, then either Party may file a claim to enforce its rights under this Agreement.

(c)        As a condition to any payment by the Indemnifying Party, the Indemnified Party shall assign to the Indemnifying Party all of its rights with respect to the subject matter of the claim or otherwise make arrangements reasonably satisfactory to the Indemnifying Party to provide that the Indemnifying Party is subrogated to such rights

(d)        The Buyer and the Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability; provided, however, that such Party shall not be required to make such efforts if they would be detrimental in any Material respect to such Party.

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Section 4.4 Survival. Except as expressly set forth in this Agreement, the representations and warranties of the Seller and the Buyer set forth in this Agreement, and the right to make a claim hereunder with respect to a Breach thereof, shall survive the Closing and the consummation of the transactions contemplated hereby and shall remain in full force and effect for a period of twenty four (24) months following the Closing Date, at which time they shall expire; provided, however, that the representations and warranties set forth in Sections 2.1, 2.2, 2.3 and 2.4 shall survive forever, and the representations and warranties set forth in Sections 2.11 and 2.17 shall survive for the applicable statutes of limitations periods. Any valid claim for a Breach of a representation or warranty pursuant to Section 4.1(a)(i) or Section 4.2(a)(i) that is properly asserted in writing pursuant to Section 4.3 prior to the expiration as provided in this Section 4.4 of the representation or warranty that is the basis for such claim shall survive until such claim is finally resolved and satisfied.

Section 4.5 Limitations.

(a)        Notwithstanding anything to the contrary contained in this Agreement, each of the following limitations shall apply to any claim for indemnification under this Section 4:

(i)        the Seller shall have no liability to the Buyer Indemnified Persons pursuant to this Article 4 (other than in respect of any Breaches of representations contained in Sections 2.1, 2.2, 2.3, and 2.4 of this Agreement) until the aggregate amount of all alleged Damages resulting therefrom exceed an amount equal to one-half of one percent (0.5%) of the Purchase Price and then indemnity shall attach to the first dollar of the indemnified claim(s); and

(ii)        the overall aggregate liability of the Seller to the Buyer Indemnified Persons pursuant to this Article 4 (other than in respect of Breaches of representations contained in Sections 2.1, 2.2, 2.3, and 2.4 of this Agreement) shall not exceed an amount equal to ten percent (10%) of the Purchase Price and the overall aggregate liability of the Seller to the Buyer for Breaches of representations contained in Sections 2.1, 2.2, 2.3, and 2.4 of this Agreement shall not exceed an amount equal to the Purchase Price.

(b)        Notwithstanding anything to the contrary in this Agreement, the Buyer shall not be entitled to make any claim for indemnification with respect to any matter to the extent the Closing Purchase Price has been adjusted to reflect such matter pursuant to Section 1.4, and the amount of any Damages for which indemnification is provided under this Article 4 shall be calculated net of any accruals, reserves, or provisions reflected in the Final Net Assets that is applicable to the matter for which the accrual, reserve, or provision was created.

Section 4.6 Manner of Payment. Any indemnification payments pursuant to this Article 4 shall be effected by wire transfer of immediately available funds to an account designated in writing by the applicable Indemnified Person within ten (10) Business Days after the final determination thereof. All amounts to be paid by the Seller under this Article 4 shall first be paid from the Escrow until the Escrow is fully exhausted.

Section 4.7 Remedies. The Parties acknowledge and agree that their respective sole and exclusive remedy with respect to any and all claims relating to this Agreement and any document

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or certificate delivered in connection with this Agreement, or any Legal Requirement or otherwise (other than claims of fraud) shall be pursuant to the indemnification provisions set forth in Article 4. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under applicable Legal Requirements, any and all rights, claims and causes of action it or any of its Affiliates may have against the other Party arising under or based upon this Agreement and any document or certificate delivered in connection with this Agreement, any Legal Requirement or otherwise (except pursuant to the indemnification provisions set forth in Article 4).

Section 4.8 Determination of Damages; Adjustment of Purchase Price. The Parties will make adjustments for insurance coverage in determining Damages for purposes of this Article 4 by reducing the amount of such Damages for any amounts that the Buyer or the Company actually receive in cash insurance proceeds (after giving effect to any applicable deductible or retention, net of any premium increase as a result of any such claims and net of any costs to collect such amounts). Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to the Indemnified Party or any of its Affiliates causes any such payment not to be treated as an adjustment to the Purchase Price for United States federal income Tax purposes.

Article 5. TAX MATTERS

The following provisions shall govern the allocation of responsibility as between the Buyer and the Seller for certain Tax matters following the Closing Date.

Section 5.1 Tax Indemnification. The Seller shall indemnify the Company and the Buyer indefinitely and hold them harmless from and against (a) all Taxes (or the non-payment thereof) of the Company for all taxable periods ending before the Closing Date and the portion thereof through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), except to the extent that such Taxes were taken into account in the calculation of the Final Net Assets or arise from a transaction occurring after the Closing, (b) any and all Taxes for the Pre-Closing Tax Period of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member prior to the Closing, including pursuant to Treasury Regulation § 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (c) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract, or pursuant to any Legal Requirement if such Taxes relate to an event or transaction occurring before the Closing and such relationship existed prior to the Closing. The indemnity provided in this Section 5.1 is not subject to the limitations contained in Article 4 hereof; provided, however, that the Seller’s obligations under this Section 5.1 shall not, in any event, exceed the Purchase Price.

Section 5.2 Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date.

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Section 5.3 Responsibility for Filing Tax Returns.

(a)        The Seller shall prepare or cause to be prepared and cause to be timely filed all Tax Returns for the Company that are filed after the Closing Date that pertain to periods prior to the Closing Date. Upon completion of such Tax Returns for the Company that pertain to periods prior to the Closing Date, the Seller shall pay to the Buyer (through the use of the Escrow, if available), any Tax payments due on such returns except to the extent that such Taxes were taken into account in the calculation of the Final Net Assets. Buyer shall then remit or cause to be remitted all Taxes in respect of such Tax Returns payable after the Closing Date. The Seller shall permit the Buyer to review and comment on each Tax Return described in the preceding sentence for a period of up to ten (10) days prior to filing and shall make such revisions of such Tax Returns as are reasonably requested by the Buyer’s Representative.

(b)        The Buyer shall prepare or cause to be prepared and cause to be timely filed all Tax Returns for the Company for each Straddle Period. The Buyer shall permit the Seller to review and comment on each Tax Return described in the preceding sentence for a period of up to ten (10) days prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Seller. In the event of a dispute between the Parties with respect to any item on any such Tax Return, the Parties shall act in good faith to resolve any such dispute prior to the date on which such Tax Return is required to be filed. The Buyer agrees to file all permitted extensions of time to file such Tax Return as shall be reasonably required to allow any such dispute to be resolved. If the Parties hereto cannot resolve any disputed item, the item or items in question shall be resolved in a manner similar to that set forth in Section 1.4(c) and Section 1.4(d) hereof. Upon completion of such Tax Returns, Seller shall pay to Buyer (through the use of Escrow funds established hereunder, if available), the portion of the Tax payments due on such returns that relate to the Pre-Closing Tax Period, except to the extent such Taxes were taken into account in the calculation of the Final Net Assets. Buyer shall then pay all Taxes due in respect of such Tax Returns.

(c)        The parties acknowledge that the Company shall be disregarded as a separate entity for federal and applicable state income Tax purposes (before and during the Closing) and will not be filing income Tax Returns with respect to such income Taxes (so that, for the avoidance of doubt, the foregoing provisions of this Section 5.3 shall not apply to Tax Returns for Taxes that are income or franchise Taxes).

Section 5.4 Refunds and Tax Benefits. Any Tax refunds that are received by the Buyer or the Company, and any amounts credited against Tax to which the Buyer or the Company become entitled, that relate to Tax periods or portions thereof ending before the Closing Date shall be for the account of the Seller. The Buyer shall promptly notify the Seller in writing of any Tax refund(s) received by or payable to the Company after the Closing that relate to Tax periods or portions thereof ending before the Closing Date. The Buyer shall pay over to the Seller any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto. The Buyer shall cooperate, and cause the Company to cooperate, in obtaining any refund that the Seller reasonably believes should be available, including without limitation, through filing appropriate forms with the applicable Taxing Authorities. Any costs incurred in the pursuit of such returns for the benefit of the Seller shall be the responsibility of the Seller.

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Section 5.5 Cooperation on Tax Matters; Tax Audits.

(a)        The Buyer and the Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article 5 and any Tax Audit or other Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Buyer or the Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority (any such agreements are listed in Schedule 5.5(a) hereof), and (ii) to give the other Party reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if the other Party so requests, the Buyer or the Seller, as the case may be, shall allow the other Party to take possession of such books and records.

(b)        The Seller shall have the sole right to represent the Company’s interests in any audit or examination (“Tax Audit”) or Proceeding by any Taxing Authority with respect to Tax periods or portions thereof ending before the Closing Date and to employ counsel of its choice at its expense. In the case of a Straddle Period, the Seller shall be entitled to participate at its expense in any Tax Audit or Proceeding relating in any part to Taxes attributable to the portion of such Straddle Period deemed to end before the Closing Date and, with the written consent of the Buyer (which shall not be unreasonably withheld), at the Seller’s sole expense, may assume the control of such entire Tax Audit or Proceeding. Neither the Buyer (or its Affiliates) nor the Seller (or its Affiliates) may settle or otherwise dispose of any Tax Audit or Proceeding for which the other party may have a liability under this Agreement or retroactive or prospective tax consequence, or which may result in an increase in either’s liability under this Agreement, without the prior written consent of the affected party or affiliate, which consent shall not be unreasonably withheld but which may be conditioned on indemnifying the affected party or affiliate with respect to such liability.

(c)        The Buyer and the Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d)        The Buyer and the Seller further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code § 6043, or Code § 6043A, or Treasury Regulations promulgated thereunder.

(e)        Neither the Buyer (or its Affiliates) nor the Seller (or its Affiliates) shall (or shall cause or permit the Company to) amend, re-file, or otherwise modify any Tax Return relating in whole or in part to the Company with respect to Tax periods or portions thereof ending before the Closing Date (or with respect to any Straddle Period)

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without the prior written consent of the other party’s representative, which consent may be withheld in the sole discretion of the representative, unless such modification does not result in any adverse Tax consequences to such other Party.

Section 5.6 Certain Taxes and Fees. All excise, sales, use, transfer, stamp, documentary, filing, recordation, and other similar taxes, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties (the “Transfer Taxes”), resulting from the transfer of the Company Interests pursuant to this Agreement shall be shared equally by the Buyer and the Seller. Notwithstanding anything contained in this Article 5 to the contrary, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and timely filed by the Seller and the Seller shall provide the Buyer with a reasonable opportunity to review, and provide comments to, any such Tax Returns prior to filing any such Tax Returns.

Article 6. FURTHER AGREEMENTS

Section 6.1 Access to Information; Record Retention; Cooperation.

(a)        Following the Closing, each Party shall afford to the other Party and to the other Party’s Affiliates, authorized accountants, counsel, and other designated representatives reasonable access (including using reasonable efforts to give access to third parties possessing information and providing reasonable access to its own employees who are in possession of relevant information) and duplicating rights during normal business hours to all non-privileged records, books, contracts, instruments, documents, correspondence, computer data, and other data and information (collectively, “Information”) within the possession or control of such Party or its Affiliates, relating to the Company or its business or operations prior to the Closing, insofar as such access is reasonably required by the other Party. Information may be requested under this Section 6.1(a) for, without limitation, any financial reporting and accounting matters, preparing or verifying financial statements, preparing and filing of any Tax Returns, prosecuting any claims for refund, defending any Tax claims or assessment, preparing securities law or exchange filings, prosecuting, defending, or settling any litigation, Environmental Matter, or insurance claim, performing this Agreement and the transactions contemplated hereby, and all other proper business purposes.

(b)        Following the Closing, each Party shall use commercially reasonable efforts to make available to the other Party, upon written request, such Party’s and its Affiliates’ officers, directors, employees, and agents to the extent that such persons may reasonably be required in connection with any legal, administrative, or other proceedings in which the requesting Party may from time to time be involved relating to the Company or its businesses or operations prior to the Closing or for any other matter referred to in Section 6.1(a).

(c)        A Party providing Information or personnel to the other Party under Section 6.1(a) or Section 6.1(b) shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements, and other out-of-pocket expenses, as may be reasonably incurred in providing such Information; provided, however, that no such reimbursements shall be

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required for the salary or cost of fringe benefits or similar expenses pertaining to employees or directors of the providing Party or its Affiliates.

(d)        Each of the Buyer and the Seller shall hold, and shall use commercially reasonable efforts to cause their respective Affiliates, consultants, and advisors to hold, in strict confidence all Information concerning the other furnished to it by the other Party or the other Party’s representatives at any time prior to Closing or pursuant to this Section 6.1 (except to the extent that such Information (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving Party in violation of the terms of this Section 6.1, (ii) was within the possession of the receiving Party prior to it being furnished to the receiving Party by or on behalf of the other Party pursuant hereto, provided that the source of such information was not known by the receiving Party at the time of receipt to be bound by a confidentiality agreement with or other contractual, legal, or fiduciary obligation of confidentiality to the other Party or any other party with respect to such information, or (iii) is or becomes available to the receiving Party from a source other than the other Party, provided that such source is not, to the Knowledge of the receiving Party at the time of receipt, bound by a confidentiality agreement with or other contractual, legal, or fiduciary obligation of confidentiality to the other Party or any other party with respect to such information), and each Party shall not release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers, and other consultants and advisors, unless compelled to disclose such Information by judicial or administrative process or, as advised by its counsel, by other requirements of law; provided, however, that in the case of disclosure by a receiving Party compelled by judicial or administrative process, the receiving Party shall, to the extent legally permissible, notify the disclosing Party promptly of the request or requirement so that the disclosing Party may seek, at the disclosing Party’s sole cost and expense an appropriate protective order or waive compliance with the provisions of this Section 6.1(d). If, in the absence of a protective order or the receipt of a waiver hereunder, a Party is, on the written advice of counsel, compelled to disclose any Information by judicial or administrative process, such Party may so disclose the Information; provided, however, that, at the written request of the disclosing Party, the receiving Party shall use commercially reasonable efforts to obtain, at the expense of the disclosing Party an order or other assurance that confidential treatment will be accorded to such portion of the Information required to be disclosed.

Section 6.2 Further Assurances. At any time and from time to time after the Closing, as and when requested by any Party hereto and at such Party’s expense, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

Section 6.3 Employee Matters.

(a)        Each individual who is employed by the Company immediately prior to the Closing Date shall remain an employee of the Company following the Closing Date (each such employee, an “Affected Employee”).

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(b)        As of the Closing, each Affected Employee shall remain eligible to participate, without any waiting time, in welfare benefit plans currently available to employees of the Company.

(c)        Effective as of the Closing, the Buyer shall cause the Company to continue to recognize all accrued and unused vacation days, holidays, personal, sickness, and other paid time off days (including banked days) that have accrued to Affected Employees through the Closing and which have been reserved for in the Closing Net Asset Schedule.

(d)        The Buyer acknowledges that no Affected Employee shall be terminated solely due to the transaction contemplated by this Agreement, and, therefore, no obligations under the Consolidated Omnibus Reconciliation Act of 1985, as amended, and the regulations and rules issued pursuant thereto (“COBRA”) will arise in connection with such transaction. The Buyer shall or shall cause the Company to meet any obligation under COBRA with respect to qualifying events occurring after the Closing.

(e)        The Buyer acknowledges that the Company intends to pay transaction bonuses to certain of the Affected Employees in connection with the Closing (the “Employee Bonuses”). The recipients and the amounts of the Employee Bonuses are set forth on Section 6.3(e) of the Disclosure Schedule. The Buyer acknowledges that the Estimated Net Assets has been (and that the Closing Net Assets will be) reduced by the amount of the Employee Bonuses (including all applicable withholding and other related Taxes) regardless of when such Employee Bonuses are paid and understands that the Company shall pay such Employee Bonuses as directed by the Seller (even if such payment is after the Closing Date). The Buyer agrees that the Seller shall be entitled to all Tax benefits (including the benefit of any compensation deductions) associated with or otherwise related to the payment of the Employee Bonuses.

Section 6.4 Director and Officer Insurance.

(a)        For a period of six (6) years from and after the Closing Date, the Company shall, and the Buyer shall cause the Company to, maintain all rights to indemnification (including the advancement of expenses) existing in favor of each present and former Manager and officer of the Company (collectively, the “Officer and Director Indemnified Parties”), under their respective certificates of formation, limited liability company agreements, or other governing documents, as applicable, as in effect as of the Effective Time, and shall not amend, repeal or modify any provision thereof relating to the exculpation or indemnification of any officers and/or Managers, it being the intent of the parties that the officers and/or Managers of the Companies shall continue to be entitled to such exculpation and indemnification to the full extent of the Law.

(b)        At or prior to the Closing, the Seller shall, or shall cause the Company to purchase (at the Seller’s expense) a so-called “tail” policy for such directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policies with coverage in amount and scope at least as favorable as the Company’s existing coverage for a period of at least six (6) years after the Closing. Any amount that remains payable by the Seller or the Company at or after the Closing to purchase such tail policy pursuant to this Section 6.4(b) will be treated as a liability for purposes of the calculation of Closing Net Assets.

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(c)        The provisions of this Section 6.4 are (i) intended to be for the benefit of, and shall be enforceable by, each Officer and Director Indemnified Party, and each such Person’s heirs, representatives, successors or assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 6.4, and (ii) in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise. Following the Closing, the Buyer shall not enter into, or permit any of its Affiliates to enter into, any merger, consolidation or similar transaction unless the Buyer and the Company shall have ensured that the surviving or resulting entity is creditworthy and will assume the obligations imposed by this Section 6.4 and the Buyer and the Company remain liable hereunder.

Article 7. MISCELLANEOUS

Section 7.1 Definitions and Usage

(a)        In addition to other terms defined in this Agreement, capitalized terms used in this Agreement have the following meanings:

“Actual Cash Balance” means an amount, which may be a positive or negative number, equal to (a) the aggregate cash balances of the Company’s bank accounts and cash equivalents of the Company, in each case as of the Effective Time, plus all checks and funds received by any of the Company or its banks as of the Effective Time, regardless of whether cleared, less (b) the sum of the amount of any outstanding uncleared checks, drafts or wire transfers or overdrafts or other similar fees of the Company, in each case, as determined in accordance with GAAP.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person. This specifically includes officers, directors, and employees. For purposes of determining whether a Person is an Affiliate, the term “control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, by virtue of the office held by such Person, by contract, or otherwise.

“Breach” means, as to any representation, warranty, covenant, obligation, or other provision of this Agreement or any other instrument or certificate executed and delivered pursuant hereto, any inaccuracy in, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks in the City of Elkhart, Indiana are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any agreement, lease, contract, note, mortgage, indenture, or other legally binding obligation or commitment, written or oral.

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“Company” means Postle Operating, LLC, a Delaware limited liability company, and, where the context requires (including with respect to Article 2), its direct and indirect subsidiaries.

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Employee Non-Competes” means those non-competition agreements described on Section 7.1(a)-1 of the Disclosure Schedule.

“Encumbrances” means any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law), other than (A) mechanic’s, materialmen’s, and similar liens that are individually and in the aggregate not Material to the Company, taken as a whole, (B) liens on goods in transit incurred pursuant to documentary letters of credit, (C) liens with respect to current Taxes not yet due and payable or due but not delinquent, (D) purchase money liens and liens securing rental payments under capital lease arrangements, and (E) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Environmental Assessments” means any environmental reports, assessments, and any similar reports obtained by Buyer regarding any of the Tangible Property.

“Governmental Authority” means the government of the United States of America, the government of Canada, any nation, state, province, principality, county, city, town, village, district, or other jurisdiction of any nature located within the United States or Canada, and any federal, state, local, municipal, other government, or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature within the United States of America or Canada.

“Knowledge” – an individual will be deemed to have “Knowledge” (whether such term is capitalized or not) of a particular fact or other matter if such individual is actually aware of such fact or other matter or, in the exercise of reasonable diligence, should have been aware of such fact or matter. A Person (other than an individual) will be deemed to have “Knowledge” (whether capitalized or not) of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

“Leased Real Property” means that certain real property described on Section 7.1(a)-2 of the Disclosure Schedule.

“Legal Requirement” means any federal, state, local, municipal, constitution, law, rule, ordinance, principle of common law, code, regulation, statute, or treaty, and any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Authority or by any arbitrator.

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“Manager” means any individual designated in the organizational documents of the Company as a manager of the Company in the role similar to a director of a corporation. This term excludes operational level managers who are not specifically designated as a manager in the organizational documents of the Company.

“Material” means any action, occurrence or circumstance that would have (i) a valuation of greater than $125,000, or (ii) a significant impact on the operations of the Company.

“Material Adverse Effect” means any action, occurrence or circumstance that would have a material adverse effect on the business, financial condition, or results of operations of the Company or that would otherwise have a material adverse non-financial effect on the operations of the Company, except to the extent such adverse effect results from (A) general economic, financial, or market conditions in any of the geographic areas in which the Company operates, (B) conditions caused by acts of terrorism or war (whether or not declared), (C) conditions or circumstances generally affecting the businesses or industries, as a whole, in which the Company operates, (D) the consummation of the transactions contemplated hereby, or (E) any changes in applicable Legal Requirements.

“Ordinary Course of Business” – an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” means (A) the articles or certificate of incorporation and the bylaws of a corporation; (B) the partnership agreement and any statement of partnership of a general partnership; (C) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (D) the operating agreement or limited liability company agreement and articles or certificate of organization of a limited liability company; (E) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (F) any amendment to any of the foregoing.

“Person” means an individual, a corporation, a general partnership, a limited partnership, a limited liability company, an association, a trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(b)        In this Agreement, unless a clear contrary intention appears:

(i)        the singular number includes the plural number and vice versa;

(ii)        reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii)        reference to any gender includes each other gender;

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(iv)         reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v)         reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect as of the date of the Closing, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such section or other provision;

(vi)         “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section, or other provision hereof;

(vii)         “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii)         “or” is used in the inclusive sense of “and/or;”

(ix)         with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding;”

(x)         references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto; and

(xi)        all references to “Dollars” or “$” refer to currency of the United States of America.

(xii)        References to “the Company’s Knowledge” or “the Seller’s Knowledge” shall be deemed to be references to the Company’s and/or the Seller’s Knowledge.

(c) This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation of this Agreement.

Section 7.2 Press Releases and Announcements. No Party shall issue (and each Party shall cause its Affiliates not to issue) any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that either Party may make any public disclosure it believes in good faith is required by law, regulation, or stock market rule (in which case the disclosing Party shall advise the other Party and the other Party shall have the right to review such press release or announcement prior to its publication).

Section 7.3 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates.

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Section 7.4 Action to be Taken by Affiliates. The Parties shall cause their respective Affiliates to comply with all of the obligations specified in this Agreement to be performed by such Affiliates. Prior to the Closing, the Company will be deemed to be an Affiliate of the Seller and not of the Buyer. Following the Closing, the Company will be deemed to be an Affiliate of the Buyer and not of the Seller.

Section 7.5 Entire Agreement. This Agreement (including the Disclosure Schedules) and the Assignments constitute the entire agreement between the Buyer, on the one hand, and the Seller, on the other hand. This Agreement supersedes any prior understandings, agreements, or representations by or between the Buyer and its Affiliates, on the one hand, and the Seller and its Affiliates, on the other hand, whether written or oral, with respect to the subject matter hereof (other than the Assignments).

Section 7.6 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

Section 7.7 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile.

Section 7.8 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.9 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified, (b) upon transmission when sent by facsimile, provided electronic confirmation of successful transmission is received by the sending Party and a confirmation copy is sent on the same day as the facsimile transmission by nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, (c) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case to the intended recipient as set forth below:

If to the Buyer:	Mr. Robert Martin Chief Executive Officer Thor Industries, Inc. 601 East Beardsley Avenue Elkhart, IN 46514

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Copy to:	Mr. Todd Woelfer Senior Vice President, General Counsel and Corporate Secretary Thor Industries, Inc. 601 East Beardsley Avenue Elkhart, IN 46514

If to the Seller:	Mr. Adam Wise Postle Aluminum Company LLC c/o Strength Capital Partners 350 N. Old Woodward Ave. Suite 100 Birmingham, MI 48009 Fax: (248) 593-6875

Copy to:	M. Lee B. Kellert Jaffe, Raitt, Heuer, & Weiss, PC 27777 Franklin Road Suite 2500 Southfield, MI 48034 Fax: (248) 531-3082

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Either Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

Section 7.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 7.11 Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by either Party of any default, misrepresentation, or Breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or Breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 7.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the

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Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 7.13 Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. For avoidance of doubt, the Parties acknowledge that the Seller will be permitted to allocate any of its costs and expenses to the Company prior to the Closing, and that such costs and expenses shall be paid at the Closing, provided such costs and expenses are actually paid at the Closing or appropriately reflected in the Financial Statements and the Final Net Assets.

Section 7.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter.

Section 7.15 Incorporation of Exhibits, Schedules, and Attachments. The Exhibits, Schedules, and Attachments identified in this Agreement are incorporated herein by reference and made a part hereof.

Section 7.16 Submission to Jurisdiction. Except as otherwise expressly set forth in this Agreement, the Parties hereby irrevocably and unconditionally agree that any dispute arising from this Agreement or the transaction contemplated by this Agreement shall be submitted to binding arbitration, using the Commercial Arbitration Rules of the American Arbitration Association. The parties agree that they shall attempt in good faith to agree upon a single arbitrator to decide the matter. In the event that after a period of fifteen (15) days after receipt of the demand for arbitration the parties have failed to agree upon a single arbitrator, each party shall name a single arbitrator. The two named arbitrators shall then be responsible for identifying a third, neutral arbitrator who shall arbitrate such dispute. Any such arbitrator shall have significant experience in arbitrating disputes regarding mergers and acquisition transactions of a size and nature similar to the transactions contemplated by this Agreement. Unless otherwise agreed, in writing, by both parties, the arbitration shall take place in Elkhart Country, Indiana. Each Party shall be responsible for its own costs and fees in connection with such arbitration; provided, however, that the arbitrator may award the prevailing party in such arbitration reasonable legal and other professional fees incurred in connection with such arbitration. The arbitrator shall deliver a reasoned award with respect to his or her findings and such award, absent fraud, manifest error or bad faith, shall be deemed a final arbitration award that is binding on each of the Buyer and the Seller. Judgment may be entered to enforce such award in any court of competent jurisdiction.

[Signature Pages Follow]

MEMBERSHIP INTEREST PURCHASE AGREEMENT	34

IN WITNESS WHEREOF, the Parties hereto have executed this Membership Interest Purchase Agreement as of the date first above written.

BUYER Thor Industries, Inc.

By:	/s/ Robert W. Martin

PRINTED NAME:	ROBERT W. MARTIN

TITLE:	PRESIDENT AND CEO

SELLER Postle Aluminum Company, LLC

By:	/s/ Kevin Robinson

PRINTED NAME:	KEVIN ROBINSON

TITLE:	CEO

MEMBERSHIP INTEREST PURCHASE AGREEMENT	SIGNATURE PAGE